UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-38480

IMV Inc.

(Name of registrant)

130 Eileen Stubbs Avenue, Suite 19
Dartmouth, Nova Scotia
B3B 2C4, Canada

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.3 and 99.4 of this Form 6-K are incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-249493).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: July 15, 2021	By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Underwriting Agreement, dated July 14, 2021 by and among IMV Inc., Wells Fargo Securities Canada, Ltd. and Cantor Fitzgerald & Co., as representatives of the several underwriters.

99.2	News Release dated July 15, 2021. IMV Inc. Announces Pricing of Public Offering.

99.3	Consent of Blake, Cassels & Graydon LLP

99.4	Consent of McCarthy Tetrault LLP